Media release

Rio Tinto completes sale of Mount Pleasant thermal coal assets

5 August 2016

Rio Tinto has completed the sale of its Mount Pleasant thermal coal assets to MACH Energy Australia Pty Ltd for US$220.7 million plus royalties.1

Rio Tinto has now completed US$4.7 billion of divestments since January 2013.2

1 The sale agreement has been amended to bring forward two payments originally scheduled eight and 16 months after completion. The agreement now includes a single payment on completion of US$195.7 million, a conditional payment of US$25 million, and royalties, payable quarterly at two per cent of Gross FOB Revenue for coal sold from existing reserve estimates at prices exceeding US$72.50/tonne. This new agreement sees the total unconditional payments decrease by approximately $3.3 million. The proceeds of the sale will be used for general corporate purposes. As of 30 June 2016, the project had gross assets valued at US$137 million and year to date profits of US$243,000.

2 Amount is before finalisation of net debt and working capital adjustments.

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